

Mail Stop 3030

November 9, 2016

<u>Via E-mail</u>
J. James Gaynor
Chief Executive Officer
LightPath Technologies, Inc.
2603 Challenger Tech Court, Suite 100
Orlando, Florida 32826

> **Re:** **LightPath Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 26, 2016**
> **File No. 000-27548**

Dear Mr. Gaynor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Jeffrey E. Decker, Esq.
        Baker & Hostetler LLP